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Exhibit 4.62

news release

EMPLOYEES AT NORANDA'S HORNE SMELTER RATIFY
NEW COLLECTIVE AGREEMENT

ROUYN-NORANDA, QUEBEC, May 7, 2003 — Noranda Inc. announced today that 550 unionized employees at its Horne smelter in Rouyn-Noranda, Quebec, who are members of Le syndicat des travailleurs de la Mine Noranda (CSN), have voted 53% in favour of accepting the terms of a new three-year collective agreement. The employees have been on strike since June 18, 2002.

"We are satisfied that the new collective agreement will help to assure the mid to long term viability of the smelter," stated Claude Ferron, Vice-President and General Manager, Noranda's Horne smelter and CCR.

The new agreement, which expires March 1, 2006, includes provisions for an average wage increase of nearly 10% over the life of the agreement. It also includes improvements to the benefits and pension programs and a provision for a special early-retirement plan. In addition, the agreement will allow for productivity gains and will assure more flexibility in the daily operations of the smelter.

A return to work protocol has been agreed to by the Company and the union, however, the scheduling of the return will be finalized over the next several days. Employees are expected to begin work in a few weeks.

In 2002, the Horne Smelter treated 689,000 tonnes of material containing copper, 44,700 tonnes of recycled precious metals and produced 147,020 tonnes of copper anodes and 510,175 tonnes of sulphuric acid.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

Contact:
Hélène V. Gagnon
Director, Corporate and Public Affairs
Noranda Inc.
(514) 640-2020/242-8990
gagnonh@ccr.ca

www.noranda.com

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EMPLOYEES AT NORANDA'S HORNE SMELTER RATIFY NEW COLLECTIVE AGREEMENT